FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On May 24, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced a $1 million investment in C-Signature, a new biometric company creating innovative authentication and identity management technology. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: May 25, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
909.941.1951	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Invests $1 Million in C-Signature – A New
Innovative Biometric Authentication Company

CHICAGO, May 24, 2004, - Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN) today announced a $1 million investment in C-Signature, a new biometric company creating innovative authentication and identity management technology.

Through this strategic investment Aladdin gains 19.9 percent equity in C-Signature and a license to sell products based on C-Signature technology. The investment builds on the capabilities of Aladdin’s existing eToken authentication solution, an award-winning USB smart card authentication device. Products based on the new technology are expected to be released in 2005.

“Aladdin believes that biometrics will play an increasingly instrumental role in numerous security applications,” said Yanki Margalit, CEO of Aladdin Knowledge Systems. “Biometrics, smartcards and One-Time-Password tokens will undoubtedly continue to grow and serve diverse market needs for identity management. This investment provides Aladdin innovative new technology to compliment our core long-term strategy for growth and reaffirms our optimism for the authentication and identity management market opportunity worldwide.”

According to the International Biometrics Group, the biometrics industry’s leading independent integration and consulting firm, biometrics currently stand as a $1.47 billion market and is expected to reach more than $4 billion by 2007.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of developers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.